Exhibit 99.1

January 23, 2020

To whom it may concern:

Company name: FRONTEO, Inc.

Representative: Masahiro Morimoto

Chief Executive Officer and Chairman of the Board

(Tokyo Stock Exchange Code: 2158)

(NASDAQ: FTEO)

Contact: Tomohiro Uesugi, Director, Chief Financial Officer and Chief Administrative Officer

Telephone: +81-3-5463-6344

Notice regarding Plan to Delist American Depositary Receipts from NASDAQ Global Market and Deregister with U.S. Securities and Exchange Commission

FRONTEO, Inc. (the “Company”) announced that its board of directors resolved, at a meeting held on January 23, 2020, to delist its American Depositary Receipts (“ADRs”) from the NASDAQ Global Market (“NASDAQ”) and submit an application for deregistration with the U.S. Securities and Exchange Commission (“SEC”). The Company has also announced that it has notified NASDAQ of its intention to delist its ADRs voluntarily. Plans regarding the delisting and deregistration are as follows:

1.                  Reasons for applying for delisting

The Company listed its ADRs on NASDAQ in May 2013 to raise its profile and enhance its brand value in the United States, where the market for the Company’s longstanding business, analysis and disclosure of electronic evidence services (eDiscovery) originated. Since then, the Company has taken steps to promote active information disclosure to its shareholders and investors, including the fulfilment of disclosure obligations under the Securities Exchange Act, the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States, and the establishment of internal control systems as required by the Sarbanes-Oxley Act. Meanwhile, the external environment has changed due to the internationalization of the Japanese securities market, as demonstrated by the increase in trading by investors overseas.

Since listing on NASDAQ, the Company has widened its operations across the United States and successfully expanded its business. In addition, through building a relationship with major law firms in the United States, the Company has been able to lay a solid foundation for today’s review process using AI technology. At this point, the Company believes that it has achieved the objectives it had in listing the ADRs.

Given the substantial cost of the financial closing process and other activities to maintain the listing and considering all facts and circumstances, the Company has made the decision to divert its financial and human resources towards its transition to an AI-based business model. Consequently, the Company has also decided to apply for voluntary delisting from NASDAQ and deregistration from the SEC.

2.                  Stock exchange on which the Company will continue to be listed

Tokyo Stock Exchange

3.                  Schedule for delisting and other matters (Eastern Standard Time)

January 23, 2020	Notice of voluntary delisting to NASDAQ Notice regarding termination of deposit agreement to depositary bank
February 3, 2020 (planned)	Filing of Form 25 with the SEC for delisting from NASDAQ and deregistration with SEC
February 13, 2020 (planned)	Delisting from NASDAQ to become effective
February 13, 2020 (planned)	Filing of Form 15-F with the SEC to terminate the Company’s ongoing disclosure obligations under the Securities Exchange Act
March 1, 2020 (planned)	Termination of deposit agreement with depositary bank to become effective (termination of the ADR program)
May 3, 2020 (planned)	Deregistration from SEC to become effective
May 13, 2020 (planned)	Termination of the Company’s ongoing disclosure obligations under the Securities Exchange Act to become effective

Note that the schedule above (including planned effective dates) may change if the Company receives notification from the SEC that it objects to the delisting and/or deregistration or requests an extended review or for other reasons.

4.                  After the delisting and deregistration

The Company’s ongoing disclosure obligations under the Securities Exchange Act, including the obligation to file annual reports (Form 20-F), will terminate on May 13, 2020, which will be 90 days after the filing of the Form 15-F dated February 13, 2020, with the SEC.

The Company’s ADR program is also expected to be terminated on March 1, 2020, in conjunction with the applications for NASDAQ delisting and SEC deregistration.

5.                  Contact information for inquiries regarding the Company’s ADRs

Depositary bank:	The Bank of New York Mellon (United States) Depositary Receipts
Phone:	+1 888 269 2377 (USA toll free number) +1 201 680 6825 (International number) (Available from Monday through Friday, from 9 a.m. to 5 p.m., Eastern Standard Time)
Website:	www.adrbnymellon.com
Mail:	shrrelations@cpushareownerservices.com